Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone:+ 61 7 3842 3333 Facsimile:+ 61 7 3720 9624 www.progen-pharma.com

Progen Restructures Manufacturing and Drug Discovery Divisions

Brisbane, Australia. 27 March 2008. Progen Pharmaceuticals Limited (ASX:PGL; NASDAQ:PGLA) today announced that it will outsource the commercial manufacture of PI-88. The Progen manufacturing facility at the Brisbane suburb of Darra will be retained as a stand-alone business providing process development services and the manufacture of drug development material. Progen expects the transfer of PI-88 manufacture to occur in the next 12 to 18 months.

Progen will maintain the manufacturing facility with existing contracts as a break even operation, and will be assessing its options to either increase facility profitability through additional manufacturing contracts and/or seek a commercial buyer.

“Our manufacturing division has been of great value and has served Progen very well in the past, having made all PI-88 to date, including the supply to be used in the Phase 3 PATHWAY trial as well as having played and continuing to play an important role in supplying contract manufacturing services globally” said Progen’s CEO, Justus Homburg.

 “However, as far as PI-88 is concerned, the facility was never designed for the manufacture of commercial quantities, and we intend contracting out commercial PI-88 production to an established large-scale commercial bio-pharmaceutical manufacturer”.

Further, following several years of in-house active drug development, the chemistry on newly identified lead compound PG545 has essentially been completed. PG545 has been selected for investigational new drug (IND) enabling studies, which are being outsourced.

The restructure involves 8 redundancies in the manufacturing division and 4 in drug discovery and aims to conserve current cash reserves for driving present and future Progen lead compounds towards commercialization.

In summary, following the decisions taken, Progen will:

•                  Contract out the commercial supply of PI-88 to an established bio-pharmaceutical manufacturing facility that has a long-standing history of producing commercial bio-pharmaceuticals with FDA approvals;

•                  Downsize its manufacturing facility from 17 to 9  FTE staff;

•                  Downsize its drug discovery team from 12 to 8 FTE staff; and

•                  Retain key staff :

•                  For continuing development of Progen’s discovery heparanase inhibitor program;

•                  For biological assessment of the expanded Progen portfolio of preclinical compounds; and

•                  To manage the transfer of manufacturing know-how and the submission of, amongst others, the Chemistry, Manufacturing and Controls (CMC) parts of the New Drug Application (NDA).

Progen Information:	Media and Investor Relations
Linton Burns	Australia:
Progen Pharmaceuticals Limited	Cindy Ingram
T:+61 7 3842 3333	Progen Pharmaceuticals Limited
E: lintonb@progen-pharma.com	T:+61 7 3842 3333
E: cindyi@progen-pharma.com

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.